CUSIP No. 68216R107	SCHEDULE 13D	Page 1 of 13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

OMNIAMERICAN BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68216R107

(CUSIP Number)

Warren A. Mackey

565 Fifth Avenue, 22d Floor

New York, New York  10017

Telephone:  (212) 370-9032

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 13, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68216R107	SCHEDULE 13D	Page 2 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Homestead Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 331,398
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 331,398
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 331,398
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 2.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68216R107	SCHEDULE 13D	Page 3 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Homestead Odyssey Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 283,900
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 283,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 283,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 2.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68216R107	SCHEDULE 13D	Page 4 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Arles Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 137,421
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 137,421
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 137,421
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 1.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68216R107	SCHEDULE 13D	Page 5 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Arles Advisors Inc
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 752,719
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 752,719
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 752,719
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 6.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 68216R107	SCHEDULE 13D	Page 6 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Warren A. Mackey
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 13,000
8. Shared Voting Power: 752,719
9. Sole Dispositive Power: 13,000
10. Shared Dispositive Power: 752,719
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 765,719
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 6.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68216R107	SCHEDULE 13D	Page 7 of 13

Item 1.  Security and Issuer

            This is the first amendment ("First Amendment") to the original Schedule 13D (the "Original Schedule 13D") filed on August 11, 2010.  This First Amendment  relates to the common stock (“Shares”), $0.01 par value per share, of OmniAmerican Bancorp, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1320 S. University Drive, Fort Worth, Texas.

Item 2.  Identity and Background

            (a) This First Amendment is filed by Homestead Partners LP (“Homestead Partners”), a Delaware limited partnership, Homestead Odyssey Partners LP (“Homestead Odyssey Partners”), a Delaware limited partnership, Arles Partners LP (“Arles Partners”), a New York limited partnership, Arles Advisors Inc (“Arles Advisors”), a New York corporation, and Warren A. Mackey. All the filers of this First Amendment are collectively referred to as the “Reporting Group.”

            Arles Advisors is the general partner of Homestead Partners, Homestead Odyssey Partners and Arles Partners. The sole shareholder, director and executive officer of Arles Advisors is Warren A. Mackey. By virtue of his position with Arles Advisors, Mr. Mackey has the sole investment discretion and voting authority with respect to the Issuer’s Shares owned by Homestead Partners, Homestead Odyssey Partners and Arles Partners. Mr. Mackey individually has the sole investment discretion and voting authority for himself. Accordingly, the Reporting Group is hereby filing an amendment to the joint Schedule 13D.

            (b) The principal business address of the Reporting Group is 565 Fifth Avenue, 22d Floor, New York, New York 10017.

            (c) The principal business of Homestead Partners, Homestead Odyssey Partners and Arles Partners is investing in securities. The principal business of Arles Advisors is acting as the general partner of Homestead Partners, Homestead Odyssey Partners and Arles Partners. The principal occupation of Mr. Mackey is investing in securities.

            (d) During the past five years, no member of the Reporting Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, no member of the Reporting Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) Warren A. Mackey is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

In the aggregate, the Reporting Group owns 765,719 Shares acquired at an aggregate cost of $8,612,404.

CUSIP No. 68216R107	SCHEDULE 13D	Page 8 of 13

The amount of funds expended to date by Homestead Partners to acquire the 331,398 Shares it holds in its name is $3,746,909.  Such funds were provided from Homestead Partners' working capital and, from time to time, in part by margin account loans from Goldman Sachs Execution & Clearing, L.P. extended in the ordinary course of business.

The amount of funds expended to date by Homestead Odyssey Partners to acquire the 283,900 Shares it holds in its name is $3,172,940. Such funds were provided from Homestead Odyssey Partners’ working capital and, from time to time, in part by margin account loans from Goldman Sachs Execution & Clearing, L.P. extended in the ordinary course of business.

The amount of funds expended to date by Arles Partners to acquire the 137,421 Shares it holds in its name is $1,562,555. Such funds were provided from Arles Partners’ working capital and, from time to time, in part by margin account loans from Goldman Sachs Execution & Clearing, L.P. extended in the ordinary course of business.

The amount of funds expended to date by Warren A. Mackey to acquire the 13,000 Shares he holds in his name is $130,000. Such funds were provided from Mr. Mackey’s personal funds.

            All purchases of shares of Common Stock made by the Reporting Group using funds borrowed from Goldman Sachs Execution & Clearing, L.P., if any, were made in margin transactions on Goldman Sachs Execution & Clearing, L.P. usual terms and conditions. All or part of the Shares owned by members of the Reporting Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Reporting Group. Such loans generally bear interest at a rate based on the broker’s call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.  Purpose of Transaction

            The Reporting Group purchased the Shares based on the Reporting Group’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Group and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Group, jointly or individually, may purchase additional Shares or other securities of the Issuer on such terms and at such times as the Reporting Group may deem advisable.

            The Reporting Group is filing this First Amendment to report the acquisition of 283,900 Shares by Homestead Odyssey Partners and the disposition of an equal number of Shares by Homestead Partners.  As a result of the acquisition of Shares, Homestead Odyssey Partners has become a member of the Reporting Group.

            The Reporting Group intends to review its investment in the Issuer on a continuing basis, engage in discussions with senior management and the board of directors of the Issuer and work with the Issuer to enhance shareholder value. Depending on various factors including, without limitation, the Issuer’s financial position and strategy, the price levels of the Shares, conditions in the securities markets and global, national and local economic and industry conditions, the Reporting Group may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals to the Issuer concerning changes to the Issuer's capitalization, dividend policy, share-repurchase policy and operations, seeking Board representation, purchasing additional Shares, selling some or all of its Shares or changing its intention with respect to any and all matters referred to in this Item 4.

CUSIP No. 68216R107	SCHEDULE 13D	Page 9 of 13

No member of the Reporting Group, to the best of the Reporting Group's knowledge, has any present plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.  Interest in Securities of the Issuer

(a) and (b) The aggregate percentage of Shares reported as beneficially owned by each person named herein is based upon the number of outstanding Shares of common stock, 11,902,500, reported as the number of outstanding Shares as of August 11, 2010, in the Issuer's quarterly report on Form 10‑Q for the quarter ended June 30, 2010.

As of the close of business on August 24, 2010, the Reporting Group beneficially owned, in the aggregate, 765,719 Shares, representing 6.4% of the Issuer’s Shares outstanding. As the general partner of Homestead Partners, Homestead Odyssey Partners and Arles Partners, Arles Advisors may be deemed to share voting and dispositive power over the 331,398 Shares owned by Homestead Partners, the 283,900 Shares owned by Homestead Odyssey Partners and the 137,421 Shares owned by Arles Partners, representing 2.8%, 2.4% and 1.2% of the Issuer’s Shares outstanding, respectively. As the sole shareholder, director and executive officer of Arles Advisors, Warren A. Mackey may be deemed to share voting and dispositive power over the Shares owned by Homestead Partners, Homestead Odyssey Partners and Arles Partners. Mr. Mackey individually and as the person with the sole investment discretion and voting authority for himself may be deemed to beneficially own 13,000 Shares representing approximately 0.1% of the Issuer’s outstanding Shares.

(c) Exhibit D annexed hereto lists all transactions in the Shares by the Reporting Group since the filing of the Original Schedule 13D.  All transactions reported herein were in the open market except for the purchase of 178,900 Shares on August 18, 2010, by Homestead Odyssey Partners from Homestead Partners, which was a private transaction.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies, except for sharing of profits. Arles Advisors, in its capacity as general partner of Homestead Partners, Homestead Odyssey Partners and Arles Partners, and Warren A. Mackey, in his capacity as the sole shareholder, director and executive officer of Arles Advisors, are entitled to an allocation of a portion of profits.

See Item 2 above regarding disclosure of the relationships between members of the Reporting Group, which disclosure is incorporated herein by reference.

CUSIP No. 68216R107	SCHEDULE 13D	Page 10 of 13

Item 7.  Material to be Filed as Exhibits

A.	Joint Filing Agreement by and Among the Reporting Group, filed with the Original Schedule 13D
B.	Schedule of Transactions in the Shares, as of August 11, 2010, filed with the Original Schedule 13D
C.	Amended Joint Filing Agreement by and Among the Reporting Group
D.	Schedule of Transactions in the Shares, as of August 24, 2010

CUSIP No. 68216R107	SCHEDULE 13D	Page 11 of 13

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    August 25, 2010

HOMESTEAD PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

HOMESTEAD ODYSSEY PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Warren A. Mackey President

WARREN A. MACKEY

/s/ Warren A. Mackey
Warren A. Mackey

CUSIP No. 68216R107	SCHEDULE 13D	Page 12 of 13

EXHIBIT C

Amended Joint Filing Agreement by and among the Reporting Group

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:    August 25, 2010

HOMESTEAD PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

HOMESTEAD ODYSSEY PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Warren A. Mackey President

WARREN A. MACKEY

/s/ Warren A. Mackey
Warren A. Mackey

CUSIP No. 68216R107	SCHEDULE 13D	Page 13 of 13

EXHIBIT D

Schedule of Transactions in the Shares

As of August 24, 2010

The schedule below shows all transactions in Shares since the Original Schedule 13D was filed.

	Date	No. of Shares	Price Per Share	Total

Homestead Partners LP
Sales

	8/13/2010	60,000	$11.1547	$669,282
	8/18/2010	178,900	11.1794	1,999,995
	8/19/2010	45,000	11.1801	503,105
Total		283,900		$3,172,382

Homestead Odyssey Partners LP

Purchases
	8/13/2010	60,000	$11.1547	$669,282
	8/18/2010	178,900	11.1794	1,999,995
	8/19/2010	45,000	11.1801	503,105
		283,900		$3,172,382

Arles Partners LP

Purchases
	8/20/2010	1,595	$11.1200	$17,736
Total		1,595		$17,736